FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number: ___________________


                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F_X____         Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____       No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 2 of this report furnished on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form S-8 and Form F-3, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1 Press Release: TTI Telecom TO Showcase Netrac OSS Power Tools, dated
  May 16, 2005.

2 Press Release: TTI reports First Quarter 2005   Financial Results,
  dated May 24, 2005.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                          TTI Team Telecom International Ltd.



Date: May 31, 2005                        By:  /s/ Israel (Eli) Ofer
                                               ---------------------
                                               Israel (Eli) Ofer
                                               Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit           Description
Number            of Exhibit


1. Press Release: TTI Telecom TO Showcase Netrac OSS Power Tools, dated May 16, 2005.

2.                Press Release: TTI reports First Quarter 2005
                  Financial Results, dated May 24, 2005.

                                    EXHIBIT 1


Marketing Contact:
------------------------------------------------------------
            Zvi Moshkoviz
            Director, Corporate Marketing
            TTI Telecom
            T: +1.972.3.926.9756
            F: +1.972.3.922.1249
            zvikam@tti-telecom.com
------------------------------------------------------------


     TTI TELECOM TO SHOWCASE NETRAC OSS POWER TOOLS AT TELEMANAGEMENT WORLD

   - Service Assurance & Fulfillment Software Products For Converged Services

                          To Be Presented At Booth 52-

Petach Tikva, Israel - May 16, 2005 - TTI Telecom International Ltd. (NASDAQ:
TTIL), a leading global supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) to communications service providers, today announced that it will attend the TeleManagement World Conference (`TMW') in Nice, France, May 16 - 19, 2005, Booth #52.

At TMW, TTI Telecom will showcase its Netrac OSS Power Tools - Service Assurance and Fulfillment software products for converged services.
The Company's OSS experts will demonstrate how Netrac Power Tools help operators increase profits through OSS automation, lower CAPEX through more efficient problem solving, and assess business and service performance.

Netrac OSS Power Tools that will be showcased:

|X| Fault Power Tools for turbo-charged problem resolution. Leveraging existing Fault platforms, Fault Power Tools automate problem solving, perform true multi-domain correlation across wireline, wireless & IP networks, and give executives the high level view of services that they need to make smart, effective business decisions.

|X|  Business Performance Tools that capture & analyze call & data records
     (xDRs), thus allowing operators to assess business performance and the subscriber experience.

|X| Mediation Studio - the intelligent development framework for the mediation layer supports all domains and protocols, provides full Import & Export capabilities, an easy-to-use GUI for data parsing, translation, and distribution, and future-proof extensibility.



To schedule a meeting with a TTI Telecom representative at TMW, contact Dvora Madmon at dvoram@tti-telecom.com.



About TTI Telecom:

TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed
TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.



Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.



                                       ###





































                                    EXHIBIT 2


Corporate Contacts:
----------------------------------------- ---------------------------------
            Meir Lipshes                            Sanjay Hurry
            Chairman and CEO                        Investor Relations Officer
            TTI Telecom Ltd.                        TTI Telecom Ltd.
            T: +1.972.3.922.1262                    T: +1.201.795.3883
            F: +1.972.3.922.1249                    F: +1.201.795.3920
            meirl@tti-telecom.com                   sanjay@tti-telecom.com
---------------------------------------- ------------------------------------

                     TTI TELECOM REPORTS FIRST QUARTER 2005
                                FINANCIAL RESULTS

               - Company's Results In-line With Pre-Announcement -

Petach Tikva, Israel, May 24, 2005 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), ("the Company'), a global supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) to communications service providers, today announced results for the first quarter ended March 31, 2005.

Total revenues for the first quarter were $9.1 million, compared to $11.4 million for the first quarter of 2004. Operating loss for the quarter was $5.1 million, compared with an operating loss of $5.8 million for the same quarter of 2004, and net loss was $4.9 million, or $0.41 per diluted share, versus a net loss of $5.6 million, or $0.47 per diluted share, in the same quarter last year.

During the quarter, the Company completed its previously announced private placement of approximately 6,636,391 of its Series A Convertible Preferred Shares, convertible into Ordinary Shares, to institutional and private investors for an aggregate purchase price of $14.6 million. As a result of this transaction, the Company ended the quarter with approximately $31.8 million in cash and liquid investments, or $2.68 per diluted share.
The Company remains debt-free.

First Quarter FY2005 Highlights:

|X| Completed private placement, raising $14.6 million to strengthen balance sheet and for working capital purposes

|X| Closed $14 million in new orders in the quarter, including follow-on orders from tier-1 carriers in North America and Europe

|X| Subsequent to the close of the quarter, implemented additional restructuring steps designed to lower expense structure and put the Company firmly on course to achieve breakeven financial results by the fourth quarter of 2005

Commenting on the quarter's results, Meir Lipshes, chairman and CEO of TTI Telecom, stated, "Our plans to realign costs are starting to bear fruit, and to further display financial stability and strength to customers and investors alike, we completed a private placement that added $14.6 million to our balance sheet. This, combined with a healthy backlog for 2005 and bookings to date, gives us a good start to the year.

"Subsequent to the quarter, we initiated additional restructuring steps intended to bring us to breakeven operating results by the fourth quarter of 2005. This will be achieved, in part, through headcount reductions globally and by rationalizing our R&D efforts and Product portfolio."

Concluded Lipshes, "We remain mindful that our long-term success is contingent upon an improvement in revenue generation, the continued realignment of our cost structure and ongoing investment in leading-edge products.
Our performance over the past few quarters gives us reason for optimism, and we believe we are well positioned to realize our goals."



1Q05 Earnings Conference Call Information

A conference call has been scheduled for 5:00pm ET today, May 24, on which management will discuss the results of first quarter. The call can be accessed via live webcast through the Investor Relations portion of the TTI Telecom web site, www.tti-telecom.com. A telephone replay of the call will also be available starting one hour after the completion of the call until 5:00pm ET on May 31, 2005. To access the replay, please dial +1.888.286.8010 (International dialers can call +1.617.801.6888), participant code 54342247. The webcast of the conference call will be archived on the TTI Telecom web site.



About TTI Telecom:

TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed
TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.



                               -tables to follow-


                         TTI TELECOM INTERNATIONAL LTD.
                               STATEMENT OF INCOME
              (in thousands of U.S. dollars except per share data)

                                                                          Three months ended
                                                                              March 31,
                                                        -------------------------------------------------------
                                                                2005                             2004
                                                        ----------------------           ----------------------

Revenues

  Product                                                              $5,088                           $8,147
  Service                                                               4,005                            3,292
                                                        ----------------------           ----------------------
Total revenues                                                          9,093                           11,439
                                                        ----------------------           ----------------------

Cost of revenues:
  Product                                                               3,524                            6,121
  Service                                                               2,350                            1,777
                                                        ----------------------           ----------------------
Total cost of revenues                                                  5,874                            7,898
                                                        ----------------------           ----------------------

Gross profit                                                            3,219                            3,541
                                                        ----------------------           ----------------------

Operating expenses:
  Research and development, net                                         2,142                            3,180
  Sales and marketing                                                   4,568                            4,551
  General and administrative                                            1,582                            1,565
                                                        ----------------------           ----------------------
Total operating expenses                                                8,292                            9,296

Operating loss                                                        (5,073)                          (5,755)
Financial income, net                                                     163                              200
                                                        ----------------------           ----------------------

Loss before taxes                                                     (4,910)                          (5,555)
Taxes                                                                     (8)                             (24)
                                                        ----------------------           ----------------------
Net loss                                                             $(4,918)                         $(5,579)
                                                        ======================           ======================

Basic net loss per share                                              $(0.41)                          $(0.47)
                                                        ======================           ======================

Diluted net loss per share                                            $(0.41)                          $(0.47)
                                                        ======================           ======================

Number of shares used in computing
                                                        ----------------------
                                                                                         ----------------------
basic loss per share                                               11,872,941                       11,872,052
                                                        ======================           ======================

Number of shares used in computing
                                                        ----------------------           ----------------------
diluted loss per share                                             11,872,941                       11,872,052
                                                        ======================           ======================






                         TTI TELECOM INTERNATIONAL LTD.
                           CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)

                                                                            03/31/05                    12/31/04

ASSETS
CURRENT ASSETS:

Cash and cash equivalents                                                          $9,961                      $5,472
Short term bank deposits                                                            4,352                       4,426
Marketable securities                                                              16,509                      10,572
Trade receivables                                                                   6,262                       6,755
Unbilled receivables                                                                  781                       1,491
Related parties                                                                       126                         150
Prepaid expenses and other accounts receivable                                      2,884                       3,265
                                                                        ------------------         -------------------

Total current assets                                                               40,875                      32,131
                                                                        ------------------         -------------------


LONG-TERM INVESTMENTS:
Long term deposits                                                                    935                         923
Investment in affiliate                                                               165                         165
Severance pay fund                                                                  3,778                       3,855
Long-term receivables                                                               3,189                       3,268
                                                                        ------------------         -------------------

Total long-term investments                                                         8,067                       8,211
                                                                        ------------------         -------------------


PROPERTY AND EQUIPMENT:
Cost                                                                               22,828                      22,584
Less - accumulated depreciation                                                    16,960                      16,710
                                                                        ------------------         -------------------

Property and equipment, net                                                         5,868                       5,874
                                                                        ------------------         -------------------


OTHER INTANGIBLE ASSETS, NET                                                          255                         281
                                                                        ------------------         -------------------


Total assets                                                                      $55,065                     $46,497
                                                                        ==================         ===================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term bank debt                                                                   $0                        $967
Trade payables                                                                      3,238                       3,545
Deferred revenues                                                                   6,396                       4,642
Other accounts payable and accrued expenses                                         6,389                       6,171
                                                                        ------------------         -------------------
Total current liabilities                                                          16,023                      15,325
                                                                        ------------------         -------------------

ACCRUED SEVERANCE PAY                                                               4,495                       4,879
                                                                        ------------------         -------------------

SHAREHOLDERS' EQUITY
Share capital                                                                       2,548                       1,794
Additional paid-in capital                                                         71,073                      58,655
Retained earnings (Accumulated deficit)                                          (39,074)                    (34,156)
                                                                        ------------------         -------------------

Total shareholders' equity                                                         34,547                      26,293
                                                                        ------------------         -------------------

Total liabilities and shareholders' equity                                        $55,065                     $46,497
                                                                        ==================         ===================
                                                                  ###